BIOHARVEST SCIENCES ANNOUNCES LAUNCH OF VINIA BLOOD FLOW HYDRATION PRODUCT

First Hydration Formula Powered by VINIA’s Blood Flow Technology Enters the $13 Billion U.S. Electrolyte Market

Vancouver, British Columbia and Rehovot, Israel, December 3, 2025 – BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, announces the U.S. launch of VINIA Blood Flow Hydration™, the first hydration solution powered by the blood flow benefits of VINIA’s Piceid resveratrol to enter the $13 Billion US Electrolytes Drink Market*.

Better Hydration Starts with Better Blood Flow

Following overwhelmingly positive early-adopter interest, VINIA Blood Flow Hydration™ is now shipping nationwide and is available exclusively at Vinia.com, with free delivery across North America. This product introduces a breakthrough concept to the rapidly growing hydration market: Hydration Powered by the Blood Flow benefits of VINIA’s Piceid Resveratrol, marking VINIA Blood Flow Hydration™ as the world’s first hydration formula with the power of VINIA’s rapid absorption Piceid Resveratrol - designed to work synergistically to improve the body’s circulation system and more efficiently deliver fluids and electrolytes where the body needs it most.

Example of VINIA Blood Flow Hydration™ packaging, as featured on www.vinia.com

Many hydration drinks focus on WHAT goes in. VINIA Blood Flow Hydration™ goes one step further and improves HOW electrolytes and nutrients get delivered. Containing the finest sources of natural electrolytes, the solution is formulated with premium sodium from sea salt, potassium from coconut water, and magnesium from marine ocean beds. This electrolyte solution is powered by VINIA’s unique red grape polyphenol complex (23mg), including rapid absorption Piceid Resveratrol (6mg), which has been clinically shown to significantly increase arterial dilation, improving blood flow.**  Better blood flow ensures more efficient transportation of electrolytes and fluids to our body’s organs, muscles, and cells, right where they’re needed most.

A New Era in Blood Flow-Driven Hydration Science

Dr Suzanne Steinbaum MD, Preventive Cardiologist and Best Selling Author of the “The Heart Health Book: Every Women’s Guide to a Heart-Healthy Life”, commented “VINIA’s Blood Flow Hydration is well named. It is a true 2-in-1 solution because it addresses the problems that are common issues for many people. First, VINIA Blood Flow Hydration increases the dilation of arteries, which improves circulation, and better blood flow is essential to oxygen and nutrient delivery. Second, VINIA Blood Flow Hydration also addresses dehydration, a critical issue for many people, by adding high quality, naturally sourced electrolytes. The combination of water, electrolytes, and VINIA red grape powder’s proven ability to improve blood flow with increased dilation enables more efficient delivery of critical fluids and electrolytes to our body’s organs, tissues, and cells. That’s why I will be recommending VINIA Blood Flow Hydration to my friends and patients.”

“My personal experience in leading major brands in the US hydration market while at the Coca-Cola Company have given me the required insights on what is required to drive meaningful differentiation in this multi-billion dollar growing category. I am confident that our strategy of Superior Science, Superior Efficacy and Superior Taste will allow our VINIA Blood Flow Hydration solution to disrupt this market and be a meaningful contributor to driving continued high double-digit revenue growth for the Company.” commented Ilan Sobel, CEO of BioHarvest Sciences, adding “No other offering in this rapidly expanding market leverages the power of VINIA’s Piceid Resveratrol to address the importance of  blood flow in order to drive more effective hydration. Combining the unique, science-based proposition of increased blood flow with a powerful blend of electrolytes derived from nature, we now have 6 great tasting flavors developed by a world class beverage formulator, which gives me the confidence that we can deliver a superior, and Informed Sport Certified, consumer proposition to the market. “

THE FIRST BLOOD-FLOW-HYDRATION SOLUTION DRIVEN BY VINIA’S PICEID RESVERATROL

Six Flavors, Zero Compromise

Developed by a former Coca-Cola flavor formulator, VINIA Blood Flow Hydration™ is available in six light, refreshing flavors: Mixed Berry, Fruit Punch, Watermelon, Summer Orange, Lemonade, and Lemon Lime.

Formulation Highlights

Each stick pack delivers a full daily serving of VINIA®, featuring clinically studied rapid absorption Piceid Resveratrol and naturally sourced electrolytes (470 mg Sodium, 190 mg Potassium, 80 mg Magnesium). The result is a two-in-one formula that hydrates while delivering a steady supply of bioavailable, blood-boosting red-grape polyphenols, representing a major advancement in blood flow driven-hydration science.

Third Party Tested & Trusted

Every batch of VINIA Blood Flow Hydration™ is tested for banned substances under the Informed Sport programme. Products undergo rigorous testing using ISO 17025 accredited methods to provide the highest level of assurance for athletes. For further information about the testing process, please visit informedsport.com.

90-Day “Feel It or It’s Free” Guarantee

Every order is backed by BioHarvest’s 90-Day “Feel It or It’s Free” Guarantee, the industry’s strongest consumer promise. Customers can use every stick for 90 days. If they do not love the taste or feel the VINIA® difference, VINIA® will refund the full purchase price and cover return shipping. No questions asked.

The company has announced that VINIA Blood Flow Hydration™  is now available to all online consumers for purchase on VINIA.com and will be available on Amazon.com by the end of December. In addition to being available direct-to-consumer via the company’s established e-commerce channels, VINIA Blood Flow Hydration™ will also be distributed via select “point-of-sweat” outlets, to service active consumers looking for premium health solutions.

*Source: https://www.precedenceresearch.com/electrolyte-drinks-market

**Based on BioHarvest sciences clinical trial published in Vaisman et al, 2015, International Journal of Food Sciences and Nutrition. These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is never an assurance that any product set will successfully disrupt established product categories, as this depends on factors that may be beyond company control such as consumer preferences, competition landscape, acceptance of benefit claims and marketing budgets of the company and its competitors. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Contacts:

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group – MZ North America

+1 (949) 259-4987

BHST@mzgroup.us